Mail Stop 4561

      September 7, 2005


By U.S. Mail and Facsimile to (818) 591-3838

C. G. Kum
President and Chief Executive Officer
FCB Bancorp
1100 Paseo Camarillo
Camarillo, California 93010

Re:	FCB Bancorp
      Amendment No. 2 to Registration on Form S-4
      Filed September 1, 2005
	File No. 333-126401

Dear Mr. Kum:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II
Exhibit 8

1. Please revise the penultimate sentence to eliminate the implication that investors may not be able to rely on the opinion.

2. Please revise to include a consent for the references to the opinion made in the prospectus.

*      *      *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding accounting-related matters. Please contact
Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

								Sincerely,



								William Friar
								Senior Financial Analyst


cc:	Gary M. Horgan, Esq.
	Young H. Park, Esq.
	Horgan, Rosen, Beckham & Coren, L.L.P.
	23975 Park Sorrento, Suite 200
	Calabasas, California 91302

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FCB Bancorp
C.G. Kum
September 7, 2005
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